Exhibit 1


BUNGE

                                                Contact:   Stewart Lindsay
                                                           Edelman PR Worldwide
                                                           1-212-704-4435


                       Bunge Announces Delisting of Cereol

WHITE PLAINS, NY - April 9, 2003 - Bunge Limited (NYSE: BG) today announced that as a result of a squeeze out completed today, it now owns 100% of Cereol S.A., and that Cereol has been delisted from the Premier Marche of Euronext Paris.

Bunge acquired a 55% stake in Cereol from Edison S.p.A. on October 15, 2002. In accordance with French law, the company then launched on November 8 a standing offer (garantie de cours) for all outstanding shares of Cereol. Through the standing offer, which closed on November 28, Bunge acquired additional shares, bringing its total holdings to 97.38% of the capital and voting rights of Cereol. As permitted by French law, because Bunge had acquired more than 95% of the voting rights in Cereol, Bunge launched a minority buyout offer for the Cereol shares that remained outstanding, followed by the squeeze out of any remaining shares and the delisting of the shares.

The acquisition of Cereol made Bunge the world's leading oilseed processor, expanded the company's operations in key geographic regions, including Europe and North America, and added new offerings to its product portfolio.

About Bunge Limited

Bunge Limited (www.bunge.com) is a global, integrated, agribusiness and food company operating in the farm-to-consumer food chain with worldwide distribution capabilities and primary operations in North America, South America and Europe. Headquartered in White Plains, New York, Bunge has over 24,000 employees and locations in 28 countries. Bunge is the largest processor of soybeans in the Americas, the world's leading oilseed processing company, the largest producer and supplier of fertilizers to farmers in South America and the world's leading seller of bottled vegetable oils to consumers.